F  O  R   .   I  M  M  E  D  I  A  T  E   .   R  E  L  E  A  S  E

Spectrum Signal Processing Announces Appointment of Mario Palumbo as VP of
Engineering

Burnaby, B.C., Canada – January 26, 2004 – Spectrum Signal Processing Inc. (TSX: SSY, NASDAQ: SSPI) a leading provider of high performance solutions for wireless signal processing, today announced that Mario Palumbo has been appointed as Vice President of Engineering. Dr. Palumbohas experience directing multidisciplinary engineering teams in the architecture, design and delivery of complex signal processing solutions for both the defense and telecommunications industries.

Dr. Palumbo joined Spectrum in 1998 upon the acquisition of Alex Computer Systems and was most recently Spectrum’s Director of Engineering responsible for its Voice over Packet product line. He will lead the development of Spectrum’s software reconfigurable products as well as drive the realization of strategic product direction within the company. A native of New York State, Dr. Palumbo holds a PhD in Physics from Purdue University.

"Mario, who is responsible for the execution of our development projects, possesses a rare blend of outstanding technical skills and leadership ability. Mario’s role is complemented by that of Spectrum’s Chief Technology Officer, Lee Pucker, who guides our technology strategy and roadmap. Lee is a recognized expert in software defined radio (SDR) and a director of the SDR Forum. Together, Mario and Lee will provide us with outstanding senior technological leadership,” said Pascal Spothelfer, Spectrum’s President and CEO.

Spectrum is extending its flexComm™ product line to incorporate wider bandwidth transceiver capabilities, increase scalability, and support a broader range of market requirements in military communications and electronic warfare.

Forward-Looking Safe Harbor Statement
The statements above are forward-looking statements that involve a number of risks and uncertainties. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

About Spectrum Signal Processing Inc.
 Spectrum Signal Processing designs, develops and markets high performance wireless signal processing platforms for use in defense and communications infrastructure equipment. Spectrum’s optimized hardware, software and chip technology work together to collect, compress and convert voice and data signals. Leveraging its 17 years of design expertise, Spectrum provides its customers with faster time to market and lower costs by delivering highly flexible, reliable and high-density solutions. Spectrum subsystems are targeted for use in government intelligence, surveillance and communications systems, satellite hubs and cellular base stations. More information on Spectrum and its flexComm products is available at www.spectrumsignal.com.

™flexComm is a trademark of Spectrum Signal Processing Inc.

Spectrum Contact: Liza Aboud Investor Relations and Business Media 604.421.5422 liza_aboud@spectrumsignal.com